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Exhibit 8.1

Subsidiaries and Certain Affiliates of Telefónica Chile

     The following chart sets forth the organization of Telefónica Chile’s subsidiaries and affiliates, all of which are Chilean corporations, except for TBS Celular Participaçoes S.A., which is a Brazilian corporation. Percentage ownership information is as of December 31, 2006.

     Telefónica Chile operates the Company’s local telephone service activities, the Company’s core business area. Telefónica Chile’s other business activities are managed through the following operating subsidiaries:

(*) Telefónica Chile holds 28.84% of Atento Chile S.A. through the additional equity interest of 1.4% from its subsidiaries Telefónica Larga Distancia and Telefónica Empresas.

Note: During 2006, the Company underwent a process of restructuring its organizational structure, with the goal of reducing costs and simplifying the Company’s management. In January 2006, the indirect subsidiaries, Telefónica Internet Empresas S.A. and Tecnonaútica S.A., became subsidiaries of Telefónica CTC Chile. Additionally, on February 28, 2006, Compañía de Telecomunicaciones de Chile S.A. acquired the remainder of Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. and dissolved this subsidiary. As a result, assets and liabilities of the subsidiary Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. were transferred to the parent company, which will be the continuing legal entity.

Additionally, at Telefonica Mundo’s and Globus’ extraordinary shareholders’ meetings held on April 19, 2006, the merger of both companies was approved, effective as of May 1, 2006. The name of the company changed to Telefonica Larga Distancia S.A.

In September, 2006, the subsidiary Instituto Telefónica Chile S.A. was created, to continue to offer training and education services, in accordance to the Chilean Law N°19,518.